As filed with the Securities and Exchange Commission on August 23, 2021

Investment Company Act File No. 811-23035

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934)

The Gabelli Go Anywhere Trust

(Name of Subject Company (Issuer))

The Gabelli Go Anywhere Trust

(Names of Filing Person(s) (Offeror))

Common shares of beneficial interest, par value $0.001

(Title of Class of Securities)

36250J109

(CUSIP Number of Class of Securities)

Peter Goldstein, Esq.

The Gabelli Go Anywhere Trust

One Corporate Center

Rye, New York 10580-1422

Telephone: (800) 422-3554

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Thomas A. DeCapo, Esq.

Kenneth E. Burdon, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$26,141,798.80(a)	$2,852.07(b)

(a)

Calculated solely for purposes of determining the amount of the filing fee. The amount is based upon the offer to purchase up to 1,546,852 shares of common stock in the offer based upon a price of $16.90 (98% of the net asset value per share on July 30, 2021).

(b)

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2021, equals $109.10 for each $1,000,000 of the value of the transaction.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$2,852.07
Form or Registration No.:	Schedule TO
Filing Party:	The Gabelli Go Anywhere Trust
Date Filed:	August 3, 2021

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.

Introductory Statement

This amendment no. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) by The Gabelli Go Anywhere Trust (the “Fund”), a Delaware statutory trust, on August 3, 2021, relating to the offer by the Fund to purchase for cash any and all of the Fund’s outstanding common shares of beneficial interest, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated August 3, 2021 and the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO, the Offer to Exchange or the Letter of Transmittal, as applicable.

This Amendment No. 2 is being filed to update Item 12 of the Schedule TO to include a press release. A copy of the press release is attached hereto as Exhibit (a)(5)(iv). Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information set forth in the Schedule TO, including all schedules and annexes thereto that were previously filed therewith, remains unchanged and is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibit filed herewith.

You should read this Amendment No. 2 together with the Schedule TO, the Offer to Exchange and the Letter of Transmittal.

Item 12. Exhibits

(a)(1)(i)	Offer to Purchase, dated August 3, 2021.(1)

(a)(1)(ii)	Form of Letter of Transmittal.(1)

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press release issued on May 14, 2021.(2)

(a)(5)(ii)	Press release issued on August 2, 2021.(3)

(a)(5)(iii)	Press release issued on August 19, 2021.(4)

(a)(5)(iv)	Press release issued on August 20, 2021.*

(b)	None.

(d)(1)	Automatic Dividend Reinvestment Plan.(5)

(d)(2)	Investment Advisory Agreement between Registrant and Gabelli Funds, LLC.(6)

(d)(3)	Custodian Agreement.(7)

(d)(4)	Registrar, Transfer Agency and Service Agreement.(7)

(g)	None.

(h)	None.

*	Filed herewith.
(1)	Incorporated by reference to the Registrant’s Schedule TO-I, as filed with the SEC on August 3, 2021.
(2)	Incorporated by reference to the Registrant’s Schedule TO-C, as filed with the SEC on May 14, 2021.
(3)	Incorporated by reference to the Registrant’s Schedule TO-C, as filed with the SEC on August 2, 2021.

(4)	Incorporated by reference to Amendment No. 1 to the Registrant’s Schedule TO-I, as filed with the SEC on August 19, 2021.
(5)	Incorporated by reference to the Registrant’s 2020 annual report on Form N-CSR, as filed with the SEC on March 8, 2021.
(6)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC on May 12, 2015 (File Nos. 333- 202459 and 811-23035).
(7)	Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC on June 5, 2015 (File Nos. 333- 202459 and 811-23035).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Gabelli Go Anywhere Trust

By:         /s/ Bruce N. Alpert

              Name: Bruce N. Alpert

              Title: President

              Dated:     August 20, 2021

Exhibit Index

(a)(5)(iv)             Press release, dated August 20, 2021.